Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement Addendum to Pricing Supplement No. 1354 dated March  14, 2012 to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011,

the General Terms Supplement dated March 5, 2012

and the Product Supplement No.  1065 dated September 19, 2011

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $20,241,000 Leveraged Buffered Index-Linked Notes due 2014 (Linked to the S&P 500® Index)

This pricing supplement addendum relates to $1,924,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement addendum. $18,317,000 principal amount of the notes, which we call the “original notes,” were issued on March 21, 2012, as described in the accompanying pricing supplement no. 1354 dated March 14, 2012. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38147A515) and ISIN (US38147A5157) numbers. In this pricing supplement addendum, the term “notes” means the reopened notes and the original notes.

The following information supplements and should be read with the accompanying pricing supplement no. 1354, together with the accompanying prospectus supplement dated September 19, 2011 relating to Medium-Term Notes, Series D, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated March 5, 2012 and the accompanying product supplement no. 1065 dated September 19, 2011.

Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-8 of the accompanying pricing supplement no. 1354 so that you may better understand those risks.

Original issue date (settlement date): for the reopened notes, March 29, 2012	Underwriting discount: 0.175% of the $1,924,000 principal amount of the reopened notes

Original issue price: 100.10% of the $1,924,000 principal amount of the reopened notes	Net proceeds to issuer: 99.925% of the $1,924,000 principal amount of the reopened notes

We may decide to sell additional notes after the date hereof at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

Goldman, Sachs & Co.

Pricing Supplement Addendum dated March 22, 2012

The Underlier

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of March 22, 2012, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.95%), Consumer Staples (10.76%), Energy (11.31%), Financials (14.92%), Health Care (11.23%), Industrials (10.58%), Information Technology (20.57%), Materials (3.46%), Telecommunication Services (2.86%) and Utilities (3.36%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying general terms supplement. In addition, Standard & Poor’s has updated its policies with respect to the S&P 500® Index such that certain de minimis merger and acquisition related changes may be computed and implemented quarterly and no adjustment to the divisor will be made if a spun-off company is added to the index but no company is removed. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-31 of the accompanying general terms supplement.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

	September 30,	September 30,	September 30,
	High	Low	Closing
2012
Quarter ending March 31 (through March 22, 2012)	1,409.75	1,277.06	1,392.78

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above. Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.